FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                       For the month of September, 2003

                          GRANITE MORTGAGES 02-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F..........

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.


                                        GRANITE MORTGAGES 02-2 PLC


                                        By:        /s/ Clive Rakestrow
                                               -----------------------
                                        Name:  L.D.C. Securitisation Director
                                        No. 1 Limited by its authorized person
                                        Clive Rakestrow for and on its behalf
                                        Title: Director

Date: 24 October 2003

                                        GRANITE FINANCE FUNDING
                                        LIMITED


                                        By:        /s/ Nigel Charles Bradley
                                               -----------------------------
                                        Name:  Nigel Charles Bradley
                                        Title: Director

Date: 24 October 2003

                                        GRANITE FINANCE TRUSTEES
                                        LIMITED


                                        By:            /s/ Richard Gough
                                               -------------------------
                                        Name:  Richard Gough
                                        Title: Director

Date: 24 October 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-2 PLC
--------------------------

Monthly Report re: Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 September 2003 - 30 September 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                   197,330

Current Balance                                             (GBP)14,473,227,470

Last Months Closing Trust Assets                            (GBP)14,304,690,042

Funding share                                               (GBP)13,377,683,781

Funding Share Percentage                                           92.43%

Seller Share*                                                (GBP)1,095,543,689

Seller Share Percentage                                             7.57%

Minimum Seller Share (Amount)*                                (GBP)388,335,108

Minimum Seller Share (% of Total)                                   2.68%

Excess Spread last Quarter (% of Total) Annualised                  0.45%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------------------------------------
                           Number        Principal ((GBP))      Arrears ((GBP))       By Principal (%)

< 1 Month                  194,673        14,300,318,123             0                     98.81%

> = 1 < 3 Months            2,137          142,533,727             797,320                  0.98%

> = 3 < 6 Months             417            24,348,897             378,393                  0.17%

> = 6 < 9 Months             79             4,669,840              104,518                  0.03%

> = 9 < 12 Months            17             1,033,620              54,331                   0.01%

> = 12 Months                 7              323,263               23,013                   0.00%

Total                      197,330        14,473,227,470         1,357,575                100.00%
------------------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                              Number    Principal ((GBP))     Arrears ((GBP))

Total (since inception)         50          2,545,273            101,911
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                             22

Number Brought Forward                                               20

Repossessed (Current Month)                                           2

Sold (since inception)                                               28

Sold (current month)                                                  2

Sale Price / Last Loan Valuation                                    1.07

Average Time from Possession to Sale (days)                          116

Average Arrears at Sale                                          (GBP)1,988

Average Principal Loss (Since inception)*                         (GBP)586

Average Principal Loss (current month)**                          (GBP)838

MIG Claims Submitted                                                   7

MIG Claims Outstanding                                                 3

Average Time from Claim to Payment                                    56
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution
-------------------------------------------------------------------------------
                                              Number          Principal ((GBP))

Substituted this period                       9,120           (GBP)749,996,189

Substituted to date (since 26 March 2001)    281,291        (GBP)21,158,382,835
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                              Monthly            Annualised

Current Month CPR Rate                         3.93%               38.12%

Previous Month CPR Rate                        4.45%               42.03%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                        23.57

Weighted Average Remaining Term (by value) Years                    20.02

Average Loan Size                                                (GBP)73,345

Weighted Average LTV (by value)                                     74.75%

Weighted Average Indexed LTV (by value)                             61.33%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                             50.13%

Together (by balance)                                               27.07%

Capped (by balance)                                                  2.49%

Variable (by balance)                                               19.52%

Tracker (by balance)                                                 0.79%

Total                                                               100.0%
-------------------------------------------------------------------------------

Geographic Analysis

--------------------------------------------------------------------------------------------------------------
                            Number            % of Total             Value ((GBP))           % of Total

East Anglia                  4,551              2.31%               329,991,866                  2.28%

East Midlands               16,127              8.17%              1,036,290,247                 7.16%

Greater London              24,398              12.36%             2,835,324,851                19.59%

North                       28,160              14.27%             1,402,465,432                 9.69%

North West                  29,759              15.08%             1,742,588,627                12.04%

South East                  31,294              15.86%             3,059,661,427                21.14%

South West                  14,209              7.20%              1,130,366,875                 7.81%

Wales                        9,604              4.87%               549,986,444                  3.80%

West Midlands               14,927              7.56%              1,010,238,257                 6.98%

Yorkshire                   24,301              12.31%             1,376,413,442                 9.51%

Total                       197,330              100%             14,473,327,470                 100%
--------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

--------------------------------------------------------------------------------------------------------------
                                                Number               Value ((GBP))           % of Total

0% < 25%                                        5,996               235,915,238                  1.63%

> = 25% < 50%                                   23,154             1,583,382,025                10.94%

> = 50% < 60%                                   15,137             1,238,916,831                 8.56%

> = 60% < 65%                                   8,778               758,402,359                  5.24%

> = 65% < 70%                                   10,269              903,135,634                  6.24%

> = 70% < 75%                                   16,718             1,359,045,449                 9.39%

> = 75% < 80%                                   13,957             1,293,915,476                 8.94%

> = 80% < 85%                                   14,810             1,201,286,180                 8.30%

> = 85% < 90%                                   33,184             2,252,049,754                15.56%

> = 90% < 95%                                   40,731             2,783,220,872                19.23%

> = 95% < 100%                                  14,454              856,820,986                  5.92%

> = 100%                                         142                 7,236,664                   0.05%

Total                                          197,330            14,473,327,470                100.0%
--------------------------------------------------------------------------------------------------------------

Repayment Method

--------------------------------------------------------------------------------------------------------------
                                                Number               Value ((GBP))           % of Total

Endowment                                       34,126             2,383,757,034                16.47%

Interest Only                                   14,290             1,596,408,020                11.03%

Pension Policy                                   697                66,577,306                   0.46%

Personal Equity Plan                            1,484               102,760,625                  0.71%

Repayment                                      146,733            10,323,824,484                71.33%

Total                                          197,330            14,473,327,470                100.00%
--------------------------------------------------------------------------------------------------------------

Employment Status

--------------------------------------------------------------------------------------------------------------
                                                Number               Value ((GBP))           % of Total

Full Time                                      176,735            12,557,058,913                86.76%

Part Time                                       2,461               134,601,945                  0.93%

Retired                                          480                15,920,660                   0.11%

Self Employed                                   15,733             1,678,905,987                11.60%

Other                                           1,921               86,839,965                   0.60%

Total                                          197,330            14,473,327,470                100.00%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                     5.49%

Effective Date of Change                                          1 August 2003
--------------------------------------------------------------------------------------------------------------

Notes         Granite Mortgages 02-2 plc

----------------------------------------------------------------------------------------------------------------
                      Outstanding                  Rating            Reference Rate             Margin
                                               Moodys/S&P/Fitch
Series 1

A1                    $155,000,000               Aaa/AAA/AAA              1.22%                  0.11%

A2                   $1,150,000,000              Aaa/AAA/AAA              1.29%                  0.18%

B                      $60,000,000                Aa3/AA/AA               1.48%                  0.37%

C                      $88,000,000               Baa2/BBB/BBB             2.36%                  1.25%

Series 2

A                 (euro)1,100,000,000             Aaa/AAA/AAA             2.32%                  0.19%

B                  (euro)41,000,000                Aa3/AA/AA              2.50%                  0.37%

C                  (euro)53,000,000               Baa2/BBB/BBB            3.38%                  1.25%

Series 3

A                  (GBP)665,000,000               Aaa/AAA/AAA             3.60%                  0.19%

B                   (GBP)25,000,000                Aa3/AA/AA              3.78%                  0.37%

C                   (GBP)33,000,000               Baa2/BBB/BBB            4.66%                  1.25%
----------------------------------------------------------------------------------------------------------------

Credit Enhancement

----------------------------------------------------------------------------------------------------------------
                                                                                        % of Notes Outstanding

Class B Notes ((GBP)Equivalent)                                     (GBP)90,075,869              3.71%

Class C Notes ((GBP)Equivalent)                                     (GBP)123,900,819             5.11%
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                                           % of Funding Share

Class B Notes ((GBP)Equivalent)                                     (GBP)90,075,869              0.67%

Class C Notes ((GBP)Equivalent)                                     (GBP)123,900,819             0.93%
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Granite Mortgages 02-2 Reserve Fund Requirement                     (GBP)39,000,000              0.29%

Balance Brought Forward                                             (GBP)39,000,000              0.29%

Drawings last Quarter                                                   (GBP)0                   0.00%

Excess Spread last Quarter                                          (GBP)4,523,034               0.03%

Funding Reserve Fund Top-up this Period*                           -(GBP)4,523,034              -0.03%

Current Balance                                                     (GBP)39,000,000              0.29%
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                             (GBP)23,315,837              0.17%

Funding Reserve %                                                          0.6%                    NA
----------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.